SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIGMATRON INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

SIGMATRON INTERNATIONAL, INC.

(Name of Filing Persons (Issuer and Offeror)),

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Underlying Common Stock: 82661L101

(CUSIP Number of Class of Securities)

Linda K. Frauendorfer

Chief Financial Officer, Vice President Finance, Treasurer, and Secretary

SigmaTron International, Inc.

2201 Landmeier Road

Elk Grove Village, Illinois 60007

(847) 956-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Arthur Don, Esq.

Greenberg Traurig, LLP

77 West Wacker Drive, Suite 3100

Chicago, Illinois 60601

Tel: (312) 456-8400

Fax: (312) 456-8435

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$301,500	$38.83

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that options to purchase 395,190 shares of Common Stock, $0.01 par value, of SigmaTron International, Inc. will be purchased pursuant to this offer for an aggregate of $301,500 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee equals $128.80 per million dollars of the value of the transaction. The transaction value set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by SigmaTron International, Inc., a Delaware corporation (the “Company”), to purchase up to 395,190 options to purchase Common Stock, par value $0.01 per share, of the Company at a price ranging from $0.18 to $1.35 per Eligible Option (as defined in the Offer to Purchase For Cash Certain Stock Options Granted Under SigmaTron International, Inc. Stock Option Plans (the “Offer to Purchase”)), as specifically set forth on Schedule A to the Offer to Purchase, net to the seller in cash, without interest, upon the terms and conditions and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(iii), respectively, is incorporated into this Schedule TO by reference, in answer to all of the items on this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in Section I (“Summary of Terms”) in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is SigmaTron International, Inc., a Delaware corporation, and the address of its principal executive office is 2201 Landmeier Rd., Elk Grove Village, Illinois 60007. The Company’s telephone number is (847) 956-8000.

(b) Securities. The information set forth in Section III.1 (“General; Eligibility; Offer Expiration Time”) in the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section III.10 (“Price Range of Common Stock Underlying Eligible Options”) in the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is both the filing person and the subject company. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in Schedule B to the Offer to Purchase (“Information Concerning Our Directors and Executive Officers”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	Section I (“Summary of Terms”);

•	Section II (“Risks Associated with the Offer”);

•	Section III.1 (“General; Eligibility; Offer Expiration Time”);

•	Section III.2 (“Cash Payment for Eligible Options”);

•	Section III.3 (“Purpose”);

•	Section III.4 (“Procedures for Tendering Eligible Options”);

•	Section III.5 (“Withdrawal Rights”);

•	Section III.6 (“Acceptance of and Payment for Eligible Options”);

•	Section III.7 (“Extension of Offer; Termination; Amendment”);

•	Section III.8 (“Material U.S. Federal Income Tax Consequences”);

•	Section III.9 (“Conditions to Completion of the Offer”);

•	Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”);

•	Section III.13 (“Legal Matters; Regulatory Approvals”); and

•	Section III.15 (“Source and Amount of Consideration”).

(b) Purchases. The information set forth in Section I (“Summary of Terms”) and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”) and Section III.3 (“Purpose”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section I (“Summary of Terms”), Section III.3 (“Purpose”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under Section III.9 (“Conditions to Completion of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and under Schedule B (“Information Concerning Our Directors and Executive Officers”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under Section III.14 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Section III.13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Exhibit Name

(a)(1)(i)*	Offer to Purchase For Cash Certain Stock Options Granted Under SigmaTron International, Inc. Stock Option Plans, dated October 1, 2013

(a)(1)(ii)*	Form of Introductory Letter

(a)(1)(iii)*	Form of Letter of Transmittal

(a)(1)(iv)*	Form of Election Withdrawal Notice

(a)(2)-(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Form of 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, File No. 33-72100)

(d)(ii)	2004 Employee Stock Option Plan (incorporated herein by reference to Appendix B to the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, as filed with the SEC on August 16, 2004)

(d)(iii)	2000 Directors’ Stock Option Plan (incorporated herein by reference to Appendix 1 to the Company’s Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders, as filed with the SEC on August 7, 2000)

(d)(iv)	2004 Directors’ Stock Option Plan (incorporated herein by reference to Appendix C to the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, as filed with the SEC on August 16, 2004)

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIGMATRON INTERNATIONAL, INC.

By:	/s/ Gary R. Fairhead
Name: Gary R. Fairhead
Title: President and Chief Executive Officer

Date: October 1, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(1)(i)*	Offer to Purchase For Cash Certain Stock Options Granted Under SigmaTron International, Inc. Stock Option Plans, dated October 1, 2013

(a)(1)(ii)*	Form of Introductory Letter

(a)(1)(iii)*	Form of Letter of Transmittal

(a)(1)(iv)*	Form of Election Withdrawal Notice

(a)(2)-(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Form of 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, File No. 33-72100)

(d)(ii)	2004 Employee Stock Option Plan (incorporated herein by reference to Appendix B to the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, as filed with the SEC on August 16, 2004)

(d)(iii)	2000 Directors’ Stock Option Plan (incorporated herein by reference to Appendix 1 to the Company’s Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders, as filed with the SEC on August 7, 2000)

(d)(iv)	2004 Directors’ Stock Option Plan (incorporated herein by reference to Appendix C to the Company’s Definitive Proxy Statement for its 2004 Annual Meeting of Stockholders, as filed with the SEC on August 16, 2004)

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.